UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

MOVE, INC.

(Name of Subject Company)

MOVE, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Steven H. Berkowitz

Chief Executive Officer

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California

(408) 558-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jennifer Fonner Fitchen, Esq. Cooley LLP 3175 Hanover St. Palo Alto, CA 94304-1130 (650) 843-5000	James Caulfield Executive Vice President and General Counsel Move, Inc. 30700 Russell Ranch Road Westlake Village, CA 91362 (805) 557-3533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Move, Inc., a Delaware corporation (“Move” or the “Company”), with the Securities and Exchange Commission on October 15, 2014 (as originally filed, the “Schedule 14D-9” and as amended, the “Statement”), relating to the offer by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”), to purchase all the issued and outstanding shares of Move’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $21.00 per Share in cash, without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014, and in the related letter of transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as noted below, no changes are being made to the Statement. All page references below are to the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

The second and third paragraphs under the heading “(b) Background and Reason for the Recommendation – (i) Background of Offer and Merger” on page 13 is amended and replaced by the following:

“In early 2013, Company A made a non-binding proposal to acquire Move, ultimately proposing a price of $12.50 per share in a mix of cash and stock. Discussions terminated due to an inability to reach agreement on price. As part of these discussions, Move and Company A entered into a confidentiality agreement. Given the fact that Company A was in the same competitive space, Move did not provide any due diligence materials.

On October 2, 2013, representative of Parent contacted Move to request a meeting between Mr. Robert Thomson, Chief Executive Officer of Parent, and Mr. Steve Berkowitz, our Chief Executive Officer. On October 5, 2013, they met. Mr. Berkowitz and Ms. Rachel Glaser, our Chief Financial Officer, met with Mr. Thomson and Mr. Bedi A. Singh, Chief Financial Officer of Parent to discuss a potential strategic transaction. None of the board or executives at Move had a prior business relationship with any officer or director of News Corp.”

The last paragraph under the heading “(b) Background and Reason for the Recommendation – (i) Background of Offer and Merger” on page 13 is amended and replaced by the following:

“On January 6, 2014, Mr. Hanauer met with Mr. Thomson, at which time Mr. Thomson informed Mr. Hanauer that Parent would not be moving forward at that time; however, his hope was that there would be interest in pursuing a potential transaction in the future. Parent decided that the time was not right for a transaction at this point.”

The first paragraph under the heading “(b) Background and Reason for the Recommendation – (i) Background of Offer and Merger” on page 14 is amended and replaced by the following:

“From October 2013 through February 2014, Move also had meetings and discussions with Company B about a possible transaction. During that time, representatives of Company B, met with Mr. Hanauer, Mr. Berkowitz, and other members of our management team regarding a potential transaction and preliminary diligence matters. Representatives of Company B, Mr. Hanauer, Mr. Berkowitz and a representative of our management also met with the NAR during November 2013 to discuss a possible transaction. After further discussions between our company and Company B in February, Company B declined to pursue a transaction. Company B declined to pursue a transaction with Move due to the timing of the potential transaction and due to its own changing internal circumstances.”

The fifth paragraph under the heading “(b) Background and Reason for the Recommendation – (i) Background of Offer and Merger” on page 15 is amended and replaced by the following:

“Our board of directors continued its evaluation of Parent’s latest proposal and possible response at a board meeting on August 16, 2014, also attended by representatives of Morgan Stanley, Cooley and our management team. Having further reviewed factors relevant to Move’s valuation with Morgan Stanley, including but not limited to, the risk of continuing as a standalone company, and in order to maximize shareholder value, our board of directors directed Morgan Stanley to propose to Parent a price of $21 per share, with a customary “no shop” and termination fee, and on August 16, 2014, Morgan Stanley communicated to Goldman Sachs this proposal.”

The eighth paragraph under the heading “(b) Background and Reason for the Recommendation – (i) Background of Offer and Merger” on page 15 is amended and replaced by the following:

“Parent submitted a revised non-binding indication of interest on August 19, 2014 contemplating a price of $21 per share. Also on that day, Messrs. Hanauer and Berkowitz spoke with representatives of Morgan Stanley regarding contacting a list of other potential acquirors, which list was developed after taking into account past discussions with potentially interested parties, Parent, Company A and Company B, and the collective view of Morgan Stanley and Messrs. Hanauer and Berkowitz as to the likelihood of interest and ability of other potential parties to engage in a transaction.”

The last two paragraphs under the heading “(b) Background and Reason for the Recommendation – (i) Background of Offer and Merger” on page 15 is amended and replaced by the following:

“On August 22, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team, in which our board of directors, with input from our management and financial and legal advisors, discussed and considered the revised proposal from Parent as well as the list of other potential acquirors to be contacted, which included, among others, Company A and Company B. After representatives of Morgan Stanley left the meeting, our board discussed entering into a new engagement letter with Morgan Stanley to take into account the difference in size of a potential transaction. Our board finalized its revised engagement terms with Morgan Stanley in a letter that was executed on August 25, 2014, which letter superseded the terms of the previous Morgan Stanley engagement letter.

Later in the day on August 22, 2014, at the direction of our board of directors, representatives of Morgan Stanley began their outreach to three other potential strategic buyers (none of which were Company A or Company B) selected based on strategic fit, business model fit, capacity to pay and acceptability to the NAR, which held a consent right with respect to any change of control of our company. Move did not contact Company A or Company B, because in the board of director’s judgment, due to changed circumstances, neither company would likely be interested in a potential transaction with Move. Our board of directors believed that strategic buyers would be the most likely to pay the highest price given the availability of potential synergies. Of the three other potential buyers contacted by Morgan Stanley, none of them expressed an interest in entering into discussions with us regarding a possible strategic transaction.”

The subsection under the heading “(b) Background and Reason for the Recommendation – (v) Opinion of Move’s Financial Advisor – Equity Research Analysts” Future Price Targets” on page 26 is amended by adding the following table immediately after the first paragraph:

Analyst	Date	Price Target
Benchmark Company	9/11/2014	$23.00
B. Riley Caris	7/30/2014	$18.00
Craig-Hallum Capital Group	8/2/2014	$18.00
Oppenheimer & Co.	7/31/2014	$18.00
Stephens	8/2/2014	$21.00
Telsey Advisory Group	8/5/2014	$18.00
Mean		$19.33
Median		$18.00

The subsection under the heading “(b) Background and Reason for the Recommendation – (v) Opinion of Move’s Financial Advisor – Public Trading Comparable Analysis” on page 27 is amended by adding the following table immediately after the last paragraph:

Observed multiples and implied per share values for each company observed

Comparable Companies Analysis

	2014		2015
Comps	AV / Revenue	AV / EBITDA	AV / Revenue	AV / EBITDA
Online Advertising
Facebook	16.4x	24.9x	12.2x	18.8x
Yahoo (1)	9.1x	9.6x	8.9x	13.8x
Google	5.3x	13.5x	4.5x	11.3x
AOL	1.6x	7.8x	1.4x	7.2x
Online Vertical
Zillow – Unaffected(2)	16.7x	103.5x	12.3x	59.3x
Trulia – Unaffected(2)	7.9x	95.2x	6.0x	38.5x
WebMD	3.3x	12.2x	3.0x	10.2x
TechTarget	2.6x	15.5x	2.3x	10.3x
Bankrate	2.5x	9.4x	2.2x	8.1x
Dice	2.2x	7.0x	2.1x	6.8x
Shutterfly	2.2x	11.7x	1.9x	9.4x
XO Group	1.7x	14.3x	1.6x	12.0x
Travelzoo	1.1x	7.0x	1.1x	6.2x
Monster	0.9x	7.4x	0.9x	6.8x

1.	Core Yahoo excluding investments in Asian assets
2.	Unaffected Zillow and Trulia metrics as of 7/23/14 before the transaction was leaked and rumored

The subsection under the heading “(b) Background and Reason for the Recommendation – (v) Opinion of Move’s Financial Advisor - Discounted Cash Flow Analysis” on page 29 is amended by adding the following tables immediately after the table therein:

The projected NOLs

Case 1 NOL Calculation (1)

$MM, except where noted

	CY14E	CY15E	CY16E	CY17E	CY18E	CY19E	CY20E	CY21E	CY22E	CY23E	CY24E	CY25E	CY26E	CY27E	CY28E	CY34E
NOLs (Beginning Balance) (2)	$761	$755	$748	$737	$720	$674	$624	$570	$473	$357	$91	$17	$0	$0	$0	$0
(Used) / Created	(5)	(7)	(11)	(17)	(46)	(50)	(54)	(58)	(63)	(68)	(73)	(17)	0	0	0	0
NOL Expiration	0	0	0	0	0	0	0	(39)	(53)	(199)	0	(41)	(2)	(0)	(14)	0

NOLs (Ending Balance)	$755	$748	$737	$720	$674	$624	$570	$473	$357	$91	$17	$0	$0	$0	$0	$0

Case 2 NOL Calculation (1)
$MM, except where noted

	CY14E	CY15E	CY16E	CY17E	CY18E	CY19E	CY20E	CY21E	CY22E	CY23E	CY24E	CY25E	CY26E	CY27E	CY28E	CY34E
NOLs (Beginning Balance) (2)	$761	$755	$746	$729	$698	$635	$566	$490	$406	$314	$91	$0	$0	$0	$0	$0
(Used) / Created	(5)	(10)	(17)	(31)	(63)	(69)	(76)	(84)	(92)	(101)	(91)	0	0	0	0	0
NOL Expiration	0	0	0	0	0	0	0	0	0	(122)	0	(58)	(2)	(0)	(14)	0

NOLs (Ending Balance)	$755	$746	$729	$698	$635	$566	$490	$406	$314	$91	$0	$0	$0	$0	$0	$0

Case 3 NOL Calculation (1)
$MM, except where noted

	CY14E	CY15E	CY16E	CY17E	CY18E	CY19E	CY20E	CY21E	CY22E	CY23E	CY24E	CY25E	CY26E	CY27E	CY28E	CY34E
NOLs (Beginning Balance) (2)	$761	$755	$755	$754	$750	$718	$683	$646	$473	$357	$91	$44	$0	$0	$0	$0
(Used) / Created	(5)	(0)	(1)	(4)	(33)	(35)	(37)	(39)	(41)	(44)	(47)	(44)	0	0	0	0
NOL Expiration	0	0	0	0	0	0	(0)	(134)	(74)	(223)	0	(14)	(2)	(0)	(14)	0

NOLs (Ending Balance)	$755	$755	$754	$750	$718	$683	$646	$473	$357	$91	$44	$0	$0	$0	$0	$0

1.	Assumes 35% federal tax rate
2.	U.S. federal operating losses carry forward of $761MM as of December 31, 2013
3.	NOL valuation assumes 10.5% discount rate; 3% revenue growth and flat EBIT margins beyond 2024
4.	NOL usage determined based on Post-SBC EBIT
5.	Present value calculated as of 12/31/14; based on mid-year convention

Move Forecasted Metrics (2017-2024)

$’000s unless stated

Case 1

	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E
Revenue	$388,831	$419,938	$453,533	$489,815	$529,001	$571,321	$617,026	$666,388
Adjusted EBITDA	57,162	83,988	90,707	97,963	105,800	114,264	123,405	133,278
Free Cash Flow	12,955	31,581	34,107	36,836	39,783	42,965	46,403	50,115

Case 2

	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E
Revenue	$440,007	$484,008	$532,408	$585,649	$644,214	$708,636	$779,499	$857,449
Adjusted EBITDA	72,001	106,482	117,130	128,843	141,727	155,900	171,490	188,639
Free Cash Flow	23,010	43,099	47,409	52,149	57,364	63,101	69,411	76,352

Case 3

	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E
Revenue	$343,659	$364,278	$386,135	$409,303	$433,861	$459,893	$487,487	$516,736
Adjusted EBITDA	42,198	65,570	69,504	73,675	78,095	82,781	87,748	93,012
Free Cash Flow	3,090	22,341	23,682	25,103	26,609	28,205	29,898	31,692

The subsection under the heading “(b) Background and Reason for the Recommendation – (v) Opinion of Move’s Financial Advisor – Precedent Transaction Analysis” on page 31 is amended by adding the following table immediately before the first paragraph:

Selected Technology Precedent Transactions

Transaction and Date	1-Day Price Premium	30-Day Average Price Premium
Gennum / Semtech (1/23/12)	120%	124%
sTec / WDC (6/24/13)	91%	98%
National Semi / Texas Instruments (4/4/11)	76%	70%
Wolfson / Cirrus Logic (4/29/14)	75%	77%
Motorola / Google (8/15/11)	63%	76%
TripAdvisor / Liberty Interactive (12/11/12)	63%	74%
Peregrine / Murata (8/22/14)	63%	80%
AuthenTec / Apple (7/27/12)	58%	74%
NetLogic / Broadcom (9/12/11)	57%	65%
DemandTec / IBM (12/8/11)	57%	69%
Volterra / Maxim (8/15/13)	55%	51%
Varian / Applied Materials (5/4/11)	55%	38%
ExactTarget / Salesforce.com (6/4/13)	53%	56%
GSI / eBay (3/28/11)	53%	49%
SuccessFactors / SAP (12/3/11)	52%	54%
International Rectifier / Infineon (8/20/14)	51%	51%
Symmetricom / Microsemi (10/21/13)	51%	48%
Convio / Blackbaud (1/17/12)	49%	47%
Keynote / Thoma Bravo (6/24/13)	48%	56%
Vocus / GTCR (4/07/14)	48%	32%
Blue Coat / Thoma Bravo (12/9/11)	48%	54%
Opentable / Priceline (6/13/14)	46%	53%
Quest / Dell (7/2/12)	44%	36%
Emdeon / Blackstone (8/4/11)	44%	43%
Kenexa / IBM (8/27/12)	42%	66%
Ancestry.com / Permira (10/22/12)	41%	34%
Standard Microsystems / Microchip (5/2/12)	41%	43%
LSI / Avago (12/16/13)	41%	37%
Transcend Services / Nuance (3/7/12)	41%	31%
Renaissance / Permira (8/16/11)	40%	31%
Responsys / Oracle (12/20/13)	38%	54%
Supertex / Microchip (2/10/14)	35%	28%
JDA / RedPrairie (11/1/12)	33%	37%
UNIT4 / Advent International (11/18/13)	32%	35%
Magma Design / Synopsys (11/30/11)	32%	39%
Eloqua / Oracle (12/20/12)	31%	30%
Hittite / Analog Devices (6/9/14)	29%	33%
Websense / Vista Equity (5/20/13)	29%	49%
Sourcefire / Cisco (7/23/13)	29%	36%
Accelrys / Dassault (1/30/14)	29%	28%
Radiant / NCR (7/11/11)	28%	38%
Active Network / Vista Equity (9/30/13)	27%	43%
Conexant / Golden Gate (2/23/11)	27%	50%
Aeroflex / Cobham (5/20/14)	26%	30%
Dell / Silver Lake (2/5/13)	26%	35%
EasyLink / OpenText (5/1/12)	23%	43%
Acme Packet / Oracle (2/4/13)	22%	27%
Epocrates / athenahealth (1/7/13)	22%	26%
Atheros / Qualcomm (1/5/11)	22%	30%
Fusion-io / SanDisk (6/16/14)	21%	35%
Greenway / Vista Equity (9/23/13)	20%	42%

Concur / SAP (9/18/14)	20%	26%
RightNow / Oracle (10/24/11)	20%	25%
Ariba / SAP (5/22/12)	20%	22%
Macromill / Bain Capital (12/11/13)	19%	25%
Taleo / Oracle (2/9/12)	18%	23%
Riverbed / Elliot Management (1/8/14)	18%	21%
Compuware / Thoma Bravo (9/2/14)	17%	18%
Wotif.com / Expedia (7/6/14)	16%	25%
BMC / Bain Capital (5/6/13)	14%	15%
Lawson / Infor (3/12/11)	14%	13%
Smart Modular / Silver Lake (4/26/11)	13%	23%
Anaren / Veritas (11/4/13)	12%	9%
Epicor / Apax Partners (4/4/11)	11%	20%
Blackboard / Providence Equity (7/1/11)	10%	7%
PLX / Avago (6/23/14)	9%	9%
MModal / One Equity (7/3/12)	8%	10%
Tellabs / Marlin Equity (10/21/13)	4%	5%

The subsection under the heading “(b) Background and Reason for the Recommendation – (v) Opinion of Move’s Financial Advisor – Precedent Transaction Analysis” on page 31 is amended by adding the following table immediately after the first paragraph:

Individual transaction details for each of the selected target companies, including (i) AV/LTM revenue; (ii) AV/NTM revenue; (iii) AV/LTM Adj. EBITDA; (iv) Premium to one day prior share price; (v) Premium to 30-day average prior share price:

Selected Internet Precedent Transactions

Aggregate Value /
Date Announced	Target/ Acquirer		LTM Rev.	NTM Rev.	LTM EBITDA	NTM EBITDA
9/11/2014	Conversant / Alliance Data		3.8 x	3.5 x	11.1 x	10.0 x
9/9/2014	Ebates / Rakuten		6.0 x	NA	39.8 x	NA
8/5/2014	Cars.com / Gannett		3.7 x	NA	11.7 x	9.2 x
7/28/2014	Trulia / Zillow		16.8 x	11.6 x	176.8 x	90.0 x
7/7/2014	Wotif.com / Expedia		3.1 x	2.9 x	6.2 x	6.4 x
6/13/2014	OpenTable / Priceline		12.6 x	10.7 x	29.9 x	26.6 x
3/3/2014	Apartments.com / CoStar Group(1)		6.8 x	5.7 x	20.6 x	17.2 x
11/7/2013	Ticket Monster / Groupon		3.5 x	NA	NM	NA
5/20/2013	Tumblr / Yahoo		NA	11.0 x	NA	NA
5/8/2013	Market Leader / Trulia		7.0 x	5.5 x	N.M.	43.7 x
12/21/2012	Trivago / Expedia		7.7 x	5.5 x	NA	18.4 x
11/8/2012	Kayak Software / Priceline.com		5.8 x	4.7 x	24.2 x	19.8 x
10/22/2012	Ancestry.com / Permira Advisers		3.4 x	2.9 x	9.3 x	7.7 x
		Top Quartile	7.2 x	9.4 x	29.9 x	24.9 x
		Mean	6.7 x	6.4 x	36.6 x	24.9 x
		Median	5.9 x	5.5 x	20.6 x	17.8 x
		Bottom Quartile	3.6 x	3.8 x	11.1 x	9.4 x

Selected Online Real Estate Precedent Transactions
Aggregate Value /
Date Announced	Target/ Acquirer		LTM Rev.	NTM Rev.	LTM EBITDA	NTM EBITDA
7/28/2014	Trulia / Zillow		16.8 x	11.6 x	176.8 x	90.0 x
7/15/2014	zipRealty / Realogy		2.1 x	1.9 x	N.A.	N.M.
3/3/2014	Apartments.com / CoStar Group(1)		6.8 x	5.7 x	20.6 x	17.2 x
12/4/2013	Stayz Pty / HomeAway Australia		8.7 x	N.A.	16.9 x	N.A.
5/8/2013	Market Leader / Trulia		7.0 x	5.5 x	N.M.	43.7 x
4/27/2011	LoopNet / CoStar Group Inc.		9.6 x	8.7 x	24.2 x	25.7 x
		Top Quartile	9.3 x	8.7 x	62.3 x	55.3 x
		Mean	8.5 x	6.7 x	59.6 x	44.1 x
		Median	7.8 x	5.7 x	22.4 x	34.7 x
		Bottom Quartile	6.9 x	5.5 x	19.7 x	23.5 x

1.	Apartments.com NTM metrics assume 20% revenue growth, constant EBITDA margin

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs in the section heading “Legal Proceedings”:

“On November 7, 2014, following arms-length negotiations, Move and the parties to the complaint filed by Jamie Suprina on October 24, 2014 (the “Settling Parties”), entered into a memorandum of understanding (the “MOU”) providing for the settlement in principle of all claims asserted in the complaint filed by Jamie Suprina on October 24, 2014 (collectively, the “Litigation”) on a class-wide basis, subject to certain confirmatory discovery by the plaintiffs in the Litigation on the approval of the Santa Clara County Superior Court. Move and the named defendant in the Litigation entered into the MOU solely to avoid the costs, risks and uncertainties inherent in litigation and without admitting any liability or wrongdoing, and vigorously denied, and continue to vigorously deny, that they have committed any violation of law or engaged in any of the wrongful acts that were alleged in the Litigation. The MOU outlines the terms of the Settling Parties’ agreement in principle to settle and release all claims which were or could have been asserted in the Litigation. Pursuant to the MOU, Move agreed that it would make certain supplemental disclosures in the Statement, and the parties agreed to promptly execute a stipulation of settlement that will be presented to the Santa Clara County Superior Court for final approval. The stipulation will provide for, among other things, the conditional certification of the Litigation as a non-opt-out class action. The stipulation of settlement will provide for the release of any and all claims arising from the Offer and the Merger, subject to approval by the Santa Clara County Superior Court. The release will not become effective until the stipulation of settlement is approved by the Santa Clara County Superior Court, and there can be no assurance that the Settling Parties will ultimately enter into a stipulation of settlement or that the Santa Clara County Superior Court will approve the settlement. In such event, or if the Offer or Merger is not consummated for any reason, the proposed settlement will be null and void and of no force and effect. Payments made in connection with the settlement, which are subject to court approval, are not expected to be material. The settlement will not affect the settlement to be received by Move’s stockholders who accept the Offer or to be received by Move’s stockholders in the Merger or the timing of the Offer or the Merger.

Move and the named defendants in the litigation, and Parent and Purchaser, believe that the lawsuits are without merit and that no further disclosure is required under applicable laws to supplement the Offer to Purchase or the Schedule 14D-9 filed by Move on October 15, 2014, as amended thereafter; however, to eliminate the burden, expense and uncertainties inherent in such litigation, and without admitting any liability or wrongdoing, Move has agreed, pursuant to the terms of the MOU, to make certain supplemental disclosures in the Schedule 14D-9, and Parent and Purchaser have elected to make certain conforming changes to the Offer to Purchase. Nothing in such supplemental disclosures or conforming changes shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures or conforming changes set forth in the Schedule 14D-9 or the Offer to Purchase.

The outcome of the lawsuits against Move and the named defendants cannot be predicted with any certainty. An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of Move. A preliminary injunction could delay or jeopardize the completion of the Offer and/or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer and/or Merger. All of the defendants believe that the claims asserted against them in the lawsuits are without merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOVE, INC.

By:	/s/ James S. Caulfield
Name:	James S. Caulfield
Title:	Executive Vice President, General Counsel and Secretary

Dated: November 7, 2014